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IM Cannabis Announces USD$5,000,000 Private Placement

Toronto, Ontario and Glil Yam, Israel - August 19, 2022 - IM Cannabis Corp. ("IM Cannabis" or the "Company") (NASDAQ: IMCC) (CSE: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, is pleased to announce that it is undertaking a non-brokered private placement for aggregate gross proceeds of up to USD$5,000,000 (the "Offering"). The Offering, which is expected to close in one or more tranches, will be led by the Company's management team, including Oren Shuster, Chief Executive Officer, and Marc Lustig, Chairman of the Company (the "Insiders").

Pursuant to the Offering, the Company may issue up to 10,000,000 common shares of the Company (each a "Common Share" and collectively the "Common Shares") at a price of USD$0.50 per Common Share. All securities issued under the Offering will be subject to a hold period of four months and one day from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada.

The Company intends to use the proceeds from the Offering for general working capital purposes.

As a result of the participation by the Insiders, the Offering is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company expects that the Offering will be exempt from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders' participation in the Offering will be below 25% of the Company's market capitalization for purposes of Sections 5.5(a) and 5.7(1)(a) of MI 61-101.

The closing of the Offering is expected to occur on or about August 22, 2022.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the Common Shares may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the "United States") or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States. This press release does not constitute an offer to sell or a solicitation of an offer to buy any Common Shares within the United States or to, or for the account or benefit of, U.S. persons.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. ("Focus Medical"), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. and its subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Company Contact:

Maya Lustig, Director Investor & Public Relations

IM Cannabis

+972-54-677-8100

maya.l@imcannabis.com

Disclaimer for Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the size of the Offering, anticipated use of proceeds; the extent of participation by the Insiders, and the successful completion of the Offering.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's satisfaction of international demand for its products; the Company's ability to implement its growth strategies and leverage synergies of acquisitions; the Company's ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company's Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company's ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; the Company being able to continue to drive organic growth from Canadian operations; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain "de facto" control over Focus Medical and/or High Way Shinua Ltd. ("HW Shinua") in accordance with IFRS 10; limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations; the lack of control over the Company's investees; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company, its acquisitions to integrate each entity into the Company's operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company's acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Company, Focus Medical and HW Shinua (collectively, the "Group") to deliver on their sales commitments or growth objectives; the Group's reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's management's discussion and analysis dated August 15th, 2022 and annual information form dated March 31st, 2022 filed with Canadian securities regulators and which are available on the Company's issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.